
July 15, 2014

<u>Via E-mail</u>
James Cassidy, Esq.
President
Fall Valley Acquisition Corporation, et al.
215 Apolena Avenue
Newport Beach, CA 92662

> **Re:** **Fall Valley Acquisition Corporation**
> **Registration Statement on Form 10-12(g)**
> **Filed June 18, 2014**
> **File No. 000-55228**
>
> **Summer Valley Acquisition Corporation**
> **File No. 000-55227**
>
> **Spring Valley Acquisition Corporation**
> **File No. 000-55223**
>
> **Winter Valley Acquisition Corporation**
> **File No. 000-55230**
>
> **Surprise Valley Acquisition Corporation**
> **File No. 000-55226**
>
> **Distant Valley Acquisition Corporation**
> **File No. 000-55225**
>
> **Pretty Valley Acquisition Corporation**
> **File No. 000-55224**
>
> **Sea Valley Acquisition Corporation**
> **File No. 000-55229**

Dear Mr. Cassidy:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. As you have noted on page 34, your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when all of our comments are cleared.

2. Please be advised that each of the below comments included in this letter is applicable to all eight (8) registration statements referenced above, and that each should be amended in accordance with the relevant comment.

Cover Page, page 1

3. Please include the I.R.S. Employer Identification Number on the cover page as required by Form 10.

Risk Factors, page 6

4. Please add a risk factor describing your association with Tiber Creek and the risks relating to your reliance on Tiber, including the risk that you may miss out on other business combination opportunities due to your exclusive reliance on Tiber.

Item 5. Directors and Executive Officers, page 15

5. Pursuant to Item 401(e)(1) of Regulation S-K, please disclose Mr. McKillop's principal occupations and employment during the past five years and the name and principal business of any corporation or other organization in which such occupations and employment were carried on.

Recent Blank Check Companies, page 15

6. It appears that the names of several of the blank check companies described in this section are incorrect. Please ensure that you accurately name each company; for example, "Berry Valley" should be "Berry Run," "Cherry Valley" should be "Cherry Run," etc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director